

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2013

<u>Via E-mail</u>
Ms. Anna Gluskin
Chief Executive Officer
Eastgate Acquisitions Corporation
2681 East Parleys Way
Suite 204
Salt Lake City, Utah 84109

> **Re:** **Eastgate Acquisitions Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 27, 2013**
> **File No. 333-185050**

Dear Ms. Gluskin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We reissue comment one in our letter dated May 29, 2013. Please provide the basis for the statements about your technology and proposed products throughout the prospectus. Provide the basis for the company's beliefs, including disclosure of the research upon which the company is relying, or remove such statements. For example, provide the basis for your belief that your "technology can improve the efficacy of existing products and formulations." On page 3, you indicate that this belief is based on your past research, and on page 22, you indicate that this belief is based on past research and testing related to your technology. Provide us supplementally with copies of your past research, and the past research and testing related to your technology that form the basis for these statements. Also provide the basis for your belief that the "oral spray formulation of Lorazepam can provide a fast and effective treatment of acute seizures" and the basis for your statement that the mixture of several essential oils discovered by Dr. Hasanagic is an

effective UTI remedy. Also provide the basis for your belief that Puralen can help relieve stomach disturbances and provides digesting aid and pronounced carminative action. In addition, we note the supplemental materials already provided. Please provide <u>for each statement made</u> the specific source of that information and the specific section(s) that support that statement about your particular proposed products, both for the supplemental materials provided and for the past research and other materials that support your statements.

Natural Health Products, page 25

2. We reissue comment five in our letter dated May 29, 2013. Some of the statements discussing the natural health products appear to be making medical claims. For example only, we direct your attention to your statement that the mixture of several essential oils discovered by Dr. Hasanagic, which forms the basis for your Nano E-drops, is an effective UTI remedy. Similarly, we direct your attention to your statement that you believe Puralen stops meteorism. We also note your statements regarding decreasing blood glucose levels. Please provide us with your analysis as to how such claims are consistent with FDA regulations regarding claims made by natural health products.

Government Regulation – Pharmaceutical Products, page 29

3. We partially reissue comment four in our letter dated May 29, 2013. Please discuss the impact on your proposed products if you are not able to successfully complete the shortened OTC approval process.

Relationships and Related Party Transactions, page 45

4. Please provide all the information required by Item 404(a)(5) of Regulation S-K for each debt transaction disclosed in this section. This includes the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the periods for which disclosure is provided, and the rate or amount of interest payable on the debt. As previously requested, this information should be provided separately for each debt transaction. For example, disclosing the range of interest rates for all of the debt is not sufficient.

5. Please disclose the total amount paid in 2013, rather than the amount owed, for the lease transaction.

6. Please clearly state the nature of the relationship for each related party discussed in this section. See Item 404(a)(1) of Regulation S-K.

Part II. Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules

7.   We note the accountant's consent was filed as correspondence. Please include a currently dated and signed consent from your independent registered public accounting firm in the next amendment to your registration statement.

8.   Please remove Exhibits 10.2 and 10.3 from your exhibit index or explain why you believe these agreements should be filed as exhibits to the registration statement.

9.   We reissue comment 12 in our letter dated May 29, 2013. Please provide a written description of each related party debt transaction separately, including the payment of expenses by the related parties in addition to any loans. Please disclose all material terms of the debt transactions separately, such as the due date(s) and interest rate(s).

10. We reissue comment 13 in our letter dated May 29, 2013. Please file as an exhibit a complete copy of the articles as amended as required by Item 601(b)(3)(i) of Regulation S-K. Item 601 specifically states "whenever the registrant files an amendment to its articles of incorporation, it must file a complete copy of the articles as amended." We note that filing the original articles of incorporation and amendments thereto separately in one exhibit does not satisfy this requirement.

11. We partially reissue comment 14 in our letter dated May 29, 2013. Please file Exhibit 10.6 in its entirety, including all exhibits, schedules and/or attachments. The document filed as Exhibit 10.6 to Amendment No. 3 to the registration statement does not appear to include the Distribution Agreement, Schedule C to the Distribution Agreement or the General Conditions of Purchase. The current exhibit only includes a table and does not include the remainder of the agreement. Please file the exhibit in its entirety. In addition, please file Exhibit 10.7 in its entirety. Schedule A to Exhibit 10.7 refers to attachments to Schedule A, which have not been included.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director